UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026 (Report No. 7)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

As previously reported on January 5, 2026 and January 13, 2026, on January 5, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) entered into a non-binding term sheet (the “Term Sheet”) and a binding senior convertible debenture (the “Debenture”) with Bio-View Ltd., an Israeli corporation traded on Tel-Aviv Stock Exchange (the “Target”, and together with the Company, the “Parties”).

On February 19, 2026, the Company and the Target entered into an amendment and addendum to the Debenture (the “Amendment”), pursuant to which: (i) the period of 45 days from the date of execution of the Debenture for the satisfaction of the certain prerequisites set forth in clauses 8(a) through 8(c) of the Debenture was extended by additional 30 days, to 75 days; and (ii) the prerequisite of a $5 million investment to be obtained by the Company set forth in clause 8(b) of the Debenture was amended and restated in such manner such that it shall be satisfied by the receipt of $5 million, following the date of the Addendum, from investors introduced to the Company by the Target pursuant to the requirements of that certain Placement Agent Agreement, dated February 5, 2026, by an between the Company and A.G.P/ Alliance Global Partners (rather than pursuant to the Stand By Equity Agreement, dated December 12, 2025, by and between the Company and YA II PN, Ltd.). Except as set forth above, all other terms of the Debentures remain unchanged and in full force and effect.

The foregoing description of the Amendment does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is attached hereto as Exhibit 4.1.

On February 25, 2026, the Company issued a press release titled “Inspira Receives Nasdaq Notification Regarding Minimum Market Value Deficiency,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Amendment and Addendum to Debenture, dated February 19, 2026, by and between Inspira Technologies Oxy B.H.N. Ltd. Bio-View Ltd.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on February 25, 2026, titled “Inspira Receives Nasdaq Notification Regarding Minimum Market Value Deficiency.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: February 25, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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